SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Human Genome Sciences, Inc.

Schedule 14D-9/A

Filed July 16, 2012 and July 19, 2012

File No.: 5-45295

Dear Ms. Duru:

On behalf of Human Genome Sciences, Inc. (the “Company” or “HGS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated July 20, 2012 (the “Comment Letter”) relating to Amendment Nos. 11 and 12 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on July 16, 2012 and July 19, 2012, respectively (File No. 5-45295) (the “Schedule 14D-9”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Mellissa Campbell Duru

July 23, 2012

Schedule 14D-9/A

1.

Please advise us supplementally of whether the changes indicated in the amendments filed on July 16th and 19th were disseminated in a manner reasonably designed to inform security holders of the changes. In this regard, advise us of whether the changes to the recommendation statement were disseminated in the same manner as the original recommendation statement.

Response: On the morning of July 16, 2012, the Company issued a press release announcing that the Company had entered into a definitive agreement with GSK pursuant to which GSK will acquire the Company for $14.25 per share in cash. The announcement received substantial press coverage from several major media outlets and business and financial publications, including Reuters, Bloomberg, Dow Jones, the Wall Street Journal, the New York Times and the Financial Times. On the same day, the Company also filed with the SEC a copy of the press release as an exhibit to Amendment No. 11 to the Schedule 14D-9 and under Item 8.01 and Item 9.01 of Form 8-K.

On July 19, 2012, the Company filed with the SEC Amendment No. 12 to the Schedule 14D-9 to reflect the Board’s change in recommendation and the reasons therefor. The Company commenced the mailing of Amendment No. 12 to the Schedule 14D-9, along with GSK’s Revised Offer to Purchase, to the Company’s stockholders on July 20, 2012. The Company confirms that Amendment No. 12 to the Schedule 14D-9 was disseminated in the same manner as the original recommendation statement. Accordingly, the Company believes that the announcement of a definitive agreement with GSK and the change in the Board’s recommendation with respect to the Revised Offer were disseminated in a manner reasonably designed to inform stockholders of the changes.

Item 4. The Solicitation or Recommendation, page 9

Solicitation Recommendation, page 9

2.	Please supplement the disclosure to explain the questions the Board asked management and advisors during the afternoon of July 15, 2012. Specifically disclose whether there were discussions regarding the increased offer price as compared to the range of offer prices proposed by the company through that date and/or any alternatives that may have been discussed.

Response: As disclosed in Amendment No. 12 to the Schedule 14D-9, the Board held several meetings throughout the strategic alternative review process at which meetings the Board discussed with management and its advisors the Company’s business, financial condition and future prospects, financial analyses relating to the original Offer, the range of values with respect to the Company and

Mellissa Campbell Duru

July 23, 2012

the possibility of remaining independent. At all times during the process the Board considered all of its strategic alternatives, including remaining an independent company. At the July 11, 2012 meeting, the Board discussed the fact that it would be unlikely that any Interested Party would make an alternative cash offer by the July 16 bid deadline. The Board also discussed its desire to ascertain the best available price obtainable from GSK in order to fully evaluate that price against the Company’s strategic alternatives, including the possibility of remaining independent. At the July 15, 2012 meeting, the Board asked management and its advisors to provide an update on the progress of negotiations with GSK and discussed with management and its advisors their preliminary analysis with respect to the increased Offer price. The Board also considered the lack of an alternative transaction. The Board made no determinations at the July 15, 2012 meeting and decided to convene the next morning to more fully review GSK’s proposal and to discuss with management and its financial advisors their respective financial analyses of the increased Offer price. Accordingly, the Company respectfully submits that the material information in this response is sufficiently disclosed in the Schedule 14D-9 and that no supplemental disclosure is required.

Internal Forecasts, page 28

3.	We note the inclusion of certain non-GAAP financial measures in the tabular disclosure provided under this heading. Please provide the reconciliation required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment, but note that Rule 100(a)(2) of Regulation G only requires reconciliation of a forward-looking non-GAAP financial measure “to the extent available without unreasonable efforts....” Under the section entitled “Internal Forecasts,” the Company was unable to provide quantitative reconciliation of its non-GAAP financial measures without “unreasonable efforts” and therefore respectfully submits that such reconciliation is not required under Rule 100 of Regulation G.

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If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber